UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of April, 2007

                            SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Spirent Communications plc
16 April 2007


Spirent Communications plc announces that it has put in place an irrevocable, non-discretionary programme allowing the buy back of Spirent Communications plc shares during the prohibited period which precedes the announcement of the results of the operating and strategic review, with such announcement expected to be in advance of its Annual General Meeting scheduled for 9 May 2007.

Any purchases pursuant to these arrangements will be effected during the period between 16 April 2007 and the business day prior to the announcement of the results of the operating and strategic review, within certain pre-set parameters and will be in accordance with the company's general authority to repurchase shares.

Any shares repurchased will be held as Treasury shares.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 16 April, 2007                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*